April 8, 2009
Via EDGAR Correspondence
and Facsimile (202-772-9203)
Peggy Kim, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Station Place, Mail Stop 3528
100 F. Street, N.E.
Washington, D.C. 20549-0303
FOR COMMISSION USE ONLY

RE:	Magellan Petroleum Corporation Preliminary Proxy Statement on Schedule 14A Filed February 11, 2009 File No. 1-05507
Dear Ms. Kim:
     Thank you for your February 20th letter providing comments on the disclosures contained in the Preliminary Proxy Statement on Schedule 14A of Magellan Petroleum Corporation (the “Company”) filed on February 11, 2009 with the U.S. Securities and Exchange Commission (the “SEC”).
     We have earlier today filed a revised version of the Preliminary Proxy Statement (the “Revised Proxy Statement”), which has been clearly marked to show the changes made to the Preliminary Proxy Statement, as required by Rule 14a-6(h) and Rule 310 of

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

Regulation S-T. In addition, we have sent to your attention via overnight courier a clean and marked copy of the Revised Proxy Statement, for your convenience.
     We appreciate your input and trust that you will find this letter responsive. Our responses follow beginning at page 4 below, and are presented in the order found in your letter.
     The first portion of this reply letter discusses three recent, important developments related to the Company’s planned, but delayed, 2008 Annual Meeting of Shareholders (the “Annual Meeting”).
     Settlement of the Solicitation in Opposition
     First, as more fully described below and in the Revised Proxy Statement, the Company announced yesterday that on April 3, 2009 it entered into a settlement agreement (the “Settlement Agreement”) with ANS Investments LLC (“ANS”) and its President/CEO, Jonah M. Meer (“Meer, and together with ANS, the “ANS Parties”). Second, on April 3, 2009 the Company and its strategic investor, Young Energy Prize, S.A. (“YEP”) amended their February 9, 2009 securities purchase agreement (the “First Amendment”) to make certain changes to that agreement, described below and disclosed in the Revised Proxy Statement.1 Third, YEP has advised the Company that, on April 3, 2009, YEP has entered into a securities purchase agreement with the ANS Parties, as described below (the “ANS-YEP Purchase Agreement”).
     On April 8, 2009, the Company filed a current report on Form 8-K describing the terms of the Settlement Agreement, the First Amendment and the ANS-YEP Agreement, which report also included copies of the Settlement Agreement and the First Amendment as exhibits.
     Settlement Agreement with the ANS Parties
     On April 3, 2009, the Company entered into the Settlement Agreement with the ANS Parties in advance of the Company’s planned Annual Meeting. Previously on October 27, 2008, the ANS Parties filed proxy materials (the “ANS Proxy Statement”) with the SEC describing their intentions to nominate Mr. Meer as a candidate for election as a director of the Company (the “Contested Election”) and to present two other proposals to the Company’s shareholders for consideration at the Annual Meeting. The Settlement Agreement terminates the proxy solicitation efforts of the ANS Parties on mutually agreeable terms and gains the full support of the ANS Parties as the Company moves forward with its strategic plans.

[1]	Following the closing of the private placement, YEP will own approximately 17.3% of the Company’s issued and outstanding Common Stock.

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

     Under the terms of the Settlement Agreement, the ANS Parties have specifically agreed to (1) irrevocably withdraw both the nomination of Mr. Meer as a director candidate and their other proposals, as well as their related advance notices previously provided to the Company’s Secretary under the Company’s Bylaws; (2) irrevocably withdraw their demand made under Delaware law to inspect certain books and records of the Company; (3) terminate all proxy solicitation efforts with respect to the Contested Election; (4) not vote or cast any votes under proxies received to date pursuant to the Contested Election; (5) promptly notify the staff of the SEC in writing of the termination of the Contested Election and the related solicitation pursuant to the ANS Proxy Statement; (6) support each of the proposals that the Company intends to present to its shareholders at the Annual Meeting; (7) vote, not later than five (5) business days before the Annual Meeting, all of the shares of Company Common Stock held by the ANS Parties in favor of these proposals in accordance with the recommendation of the Company’s Board of Directors; and (8) grant irrevocable proxies to Company management in order to effectuate these votes. The Company and the ANS Parties have also granted releases of legal claims to one another under the Settlement Agreement. In exchange, the Company has agreed to reimburse the ANS Parties up to $125,000 for their legal and related expenses incurred with respect to the Contested Election.
     Under the one-year standstill provision in the Settlement Agreement, the ANS Parties have agreed, without the prior consent of the Company, not to: (1) engage in any proxy solicitation activities contrary to recommendations of the Board; (2) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) for the purpose of acquiring, holding, voting or disposing of any securities of the Company; (3) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including beneficial ownership) of any of the assets or business of the Company or any rights or options to acquire any such assets or business from any person; (4) seek, propose, or make any statement with respect to, or solicit, negotiate with, or provide any information to any person with respect to, a merger, consolidate, acquisition of control or other business combination, tender or exchange offer, purchase, sale or transfer of assets or securities, dissolution, liquidation, reorganization, recapitalization, dividend, share repurchase or similar transaction involving the Company, its subsidiaries or its business, whether or not any such transaction involves a change of control of the Company; or (5) take any action, alone or in concert with any other person, advise, finance, assist or participate in or encourage any person to take any action which is prohibited to be taken by the ANS Parties pursuant to the Settlement Agreement. Notwithstanding the terms of the standstill provision, the Company has agreed that the ANS Parties and YEP, and with other third parties approved in advance by the Company, as to the business, affairs and well being of the Company, provided however that (i) any material confidential or proprietary information of the Company which may be disclosed to the ANS Parties by YEP shall be preceded by the ANS Parties’ execution of a non-disclosure and standstill agreement in a form approved by the Company, and (ii) the ANS Parties and YEP shall each retain responsibility for their own compliance with all applicable securities laws and regulations.
     On April 6, 2009, the Company and the ANS Parties issued a joint press release regarding the terms of the Settlement Agreement. In addition, we understand that ANS has contacted, or will soon contact, the SEC Staff directly to inform you that it has terminated the Contested Election of Mr. Meer and the related solicitation efforts pursuant to the ANS Proxy Statement.

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

     Accordingly, the Company no longer considers the prior efforts of the ANS Parties and the ANS Proxy Statement to be a “solicitation in opposition” for purposes of the proxy rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company has taken this position into account in preparing its Revised Proxy Statement, and responding to the Staff’s comments, as set forth below.
Schedule 14A
1.	ANS Investments LLC and Mr. Jonah Meer have proposed matters in addition to the election of a director that will be voted upon at the annual meeting, namely the elimination of the classified board and repealing any amendments to the bylaws adopted since April 18, 2007. Please revise your proxy card to include these matters, or revise your proxy statement and card to state that shareholders will be disenfranchised with respect to those matters not listed on your proxy card.
     As noted above, pursuant to the Settlement Agreement, the ANS Parties have agreed to irrevocably withdraw the advance notice of Mr. Meer’s nomination, irrevocably withdraw their other two proposals described in the ANS Proxy Statement, cease their solicitation efforts and to vote in favor of the Company’s nominee for election and each of the Company’s other proposals, consistent with the recommendations of the Board to the Company’s shareholders. As indicated in response No. 7 below, the Company has revised its discussion of the background of the contacts between ANS and Mr. Meer and the Company, leading up to ANS’ September and October 2008 filings with the SEC and updated this discussion to describe the material discussions preceding, and the material terms of, the Settlement Agreement.
     However, because there is no longer a “solicitation in opposition” within the meaning of the proxy rules, the Company believes that it is not required under Rule 14a-4 to revise its proxy card to add the other ANS proposals or state that Company shareholders are being disenfranchised by not listing these proposals on the Company’s proxy card, because these other proposals have been irrevocably withdrawn.
2.	Please revise to indicate that the proxy statement and proxy card are preliminary versions. Please revise throughout your document to clarify the color of your proxy card.
     The Company has amended the disclosure in the Revised Proxy Statement to indicate that its proxy statement and proxy card are preliminary versions. See, e.g., the proxy card and page 1 of the Revised Proxy Statement. Because there is no longer a “solicitation in opposition” within the meaning of the proxy rules, the Company believes it is unnecessary to identify the color of the Company’s proxy card.

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

3.	We note that you state that under the abandoned property law of some jurisdictions, a shareholder may be considered “missing” if that shareholder failed to communicate with you in writing. Please revise to explain the purpose of this language. For example, clarify whether shareholders will lose certain property rights if they fail to communicate in writing or if a “missing” shareholder affects the quorum requirement or the total number entitled to vote or considered to be present.
     The Company has included language like this in its annual meeting proxy statement for many years. Under the abandoned property laws of Delaware, the Company’s state of incorporation, unclaimed property includes investment securities, which can, with the passage of time and inaction by a shareholder, escheat to the State of Delaware. The disclosure is intended to remind the Company’s record shareholders that, by returning a proxy card to the Company (sent to their address of record), they can reaffirm their ownership rights with respect to shares of Company Common Stock they own and thereby avoid the possible application of Delaware’s escheat laws.
     The Company does not believe that a “missing” shareholder has any effect on the shareholder quorum requirements under the Company’s Amended and Restated Bylaws, the number of shareholders entitled to vote or considered to be present or the required votes for shareholders action under Delaware law and the Company’s Restated Certificate of Incorporation.
     However, the Company has elected to remove the discussion of abandoned property law issues formerly contained in the President/CEO and Chairman’s letter preceding the Revised Proxy Statement.
Proposal 1: Election of One Director, page 4
4.	Please revise to include all of the information required by Item 5(b)(1)(iv)-(xii) of Schedule 14A with respect to Mr. Hastings. Since Mr. Hastings is a nominee, he is a participant in this solicitation. Refer to paragraph (a)(ii) of Instruction 3 to Item 4 of Schedule 14A.
     The Company acknowledges that Mr. Hastings, as a member of the Board of Directors and nominee for a three-year term on the Board, is a “participant” in the Company’s solicitation as defined in Instruction No. 3 of Item 4 to Schedule 14A. However, because of the Settlement Agreement, there is no longer a “solicitation in opposition.” Accordingly, Item 5(b) of Schedule 14A does not apply because the Company’s solicitation of its shareholders for the Annual Meeting is no longer subject to Rule 14a-12(c). Therefore, the disclosures called for by Item 5(b) of Schedule 14A have not been included in the Company’s Revised Proxy Statement.

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

5.	Please revise to state, if true, that Mr. Hastings has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4).
     The Company has amended the disclosure in the Revised Proxy Statement to indicate that Mr. Hastings has consented to serve as a director, if elected, as required by Rule 14a-4(d)(4). See page 4 of the Revised Proxy Statement.
Possible Solicitation in Opposition, page 4
6.	We note that you make reference to the fact that the insurgent group has not filed any definitive proxy materials. Please revise to clarify that the participants may not have filed their definitive proxy materials because they may intend to rely on Rule 14a-5(c) and on your proxy statement to fulfill their disclosure requirements.
     As noted above, because of the terms of the Settlement Agreement, there is no longer a “solicitation in opposition.” The disclosure under the heading “the ANS/Meer Prior Solicitation in Opposition”, on page 4 of the Revised Proxy Statement, has been revised to add additional background details, as requested by the Staff’s comment no. 7 below. The Company has also added disclosure regarding the material terms of the ANS-YEP Purchase Agreement and the Settlement Agreement.
     However, no disclosure has been added regarding the definitive materials of ANS and Mr. Meer or their option to rely on Rule 14a-5(c) to provide disclosures to shareholders, because the Settlement Agreement has ended the “solicitation in opposition.”
7.	Please revise to include a background discussion of the contacts between the company and the insurgent group during the time period leading up to the current solicitation. Please also describe how the Board or management responded to contacts made by the ANS group and the material details of any discussions or correspondence.
     The Company has amended the disclosure at pages 4-6 of the Revised Proxy Statement to provide an overview of the material features of the discussions between the Company and the Board and ANS and Mr. Meer during the time period November 2007 to September 2008. The Company has also added disclosure regarding the terms of the Settlement Agreement. The revised disclosures now read as follows:

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

     ANS/Meer Prior Solicitation in Opposition
During 2008, a shareholder of the Company, ANS Investments LLC (“ANS”) prepared to conduct a contested election and a proxy solicitation in opposition to proposals of the Company in this proxy statement. This planned solicitation was preceded by certain contacts between Jonah M. Meer, the President and CEO of ANS (“Meer”, and together with ANS, the “ANS Parties”), and members of the Company’s Board of Directors and management.
Background
Mr. Meer first contacted the Company during late 2007, by letter and by telephone, identifying himself as a shareholder. On December 6, 2007, Mr. Meer attended the Company’s 2007 annual meeting of shareholders and met thereafter with Mr. McCann, the Company’s Chairman of the Board, to discuss the Company and its business. On December 24, 2007, Mr. Meer wrote to Mr. McCann to express a number of his concerns and his belief that he should be “immediately seated on the Board.” Mr. McCann replied to Mr. Meer on January 28, 2008, and explained to Mr. Meer the Company’s rules for shareholder nominations for director, pursuant to the Company’s Bylaws.
On February 8, 2008, the Company issued a release announcing that it had reached an agreement to settle an audit dispute between MPAL and the Australian Taxation Office concerning an ongoing tax audit of MPAL for an aggregate settlement payment by MPAL to the ATO of (U.S. $13.1 million) (the “ATO Matter”). By letter dated March 8, 2008, ANS made a demand under Section 220 of the Delaware General Corporation Law (“DGCL”) to inspect (a) certain shareholder list materials and (b) certain books and records of the Company and MPAL related to the ATO Matter. The Company responded to Mr. Meer’s demand on March 14, 2008 and April 4, 2008, providing certain shareholder list materials requested by ANS and other documents.
The Company and ANS signed a confidentiality agreement on May 15, 2008 related to the exchange of information related to the ATO Matter. Thereafter, the Company and legal counsel met with Mr. Meer on May 19, 2008 at the offices of the Company’s Delaware legal counsel to discuss his March 2008 demand. Following this meeting, on May 23, 2008, the Company provided certain information related to the ATO Matter to ANS and Mr. Meer pursuant to the confidentiality agreement. Thereafter, Mr. Meer continued to demand additional information related to MPAL’s settlement of the ATO Matter.

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

Notifications and SEC Filings
On September 11, 2008, ANS notified the Company of its intention to nominate Mr. Meer, the founder and Chief Executive Officer of ANS, for election to the Company’s Board of Directors at the 2008 Annual Meeting. ANS and Mr. Meer also sent the Company an additional demand letter under Section 220 of the DGCL and a letter pursuant to Rule 14a-7 of the federal proxy rules. Thereafter, ANS and Mr. Meer issued a series of press releases and sent letters to the Company raising a number of prior allegations and assertions about the ATO Matter and about the Company and its Board of Directors generally.
On October 14, 2008, ANS filed preliminary proxy materials with the SEC in connection with its planned solicitation of proxies in support of Mr. Meer’s election to our Board of Directors. In addition, ANS’ proxy materials included the following additional proposals: (1) a resolution urging the Company’s Board to take the necessary steps to eliminate its classified nature so that all directors are required to stand for election on an annual basis; and (2) a proposal to repeal any amendments made to the Company’s Amended and Restated Bylaws since April 18, 2007 (the “ANS Proposals”).
On October 23, 2008, Mr. McCann responded in writing to Mr. Meer to address Mr. Meer’s misunderstandings (set forth in a September 29th letter), about a number of important issues facing the Company.
On October 27, 2008, ANS and Mr. Meer filed a revised preliminary proxy statement with respect to Mr. Meer’s election as a director of the Company (the “Contested Election”) and the ANS Proposals (the “ANS Proxy Statement”).
On January 8, 2009, ANS again notified the Company of its intention to nominate Mr. Meer and bring the ANS Proposals before the Annual Meeting. On January 9, 2009, ANS and Mr. Meer indicated their intent to deliver proxy materials to some or all of the Company’s shareholders. The Company does not believe that ANS and Mr. Meer ever delivered proxy materials to any of the Company’s other shareholders. In addition, neither ANS nor Mr. Meer ever filed any definitive proxy materials with the SEC.
Settlement Discussions
In February 2009, the Company’s President and CEO, William Hastings, and Mr. Thomas Wilson, a First Vice President of the Company’s prospective strategic investor, Young Energy Prize, S.A. (“YEP”), met

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

with Mr. Meer to discuss possible terms upon which ANS and Mr. Meer would agree to cease their contested election of Mr. Meer and related proxy solicitation efforts and to support the Company’s proposals. On March 10, 2009, Mr. Hastings and Mr. Wilson again met with Mr. Meer to continue these discussions, which also continued during the weeks of March 9th and March 16th. These efforts resulted in three agreements.
First, on April 3, 2009, the Company entered into a settlement agreement with the ANS Parties (the “Settlement Agreement”). Second, on April 3, 2009, the Company and YEP agreed to amend their February 9, 2009 securities purchase agreement to make certain changes to that agreement, described below and disclosed in the Revised Proxy Statement. For a complete discussion of the terms of the first amendment, see Proposal 4 (under the heading “First Amendment to Purchase Agreement”). Third, YEP has advised the Company that, on April 3, 2009, YEP has entered into a securities purchase agreement with the ANS Parties, as described below.
Settlement Agreement
On April 3, 2009, the Company entered into the Settlement Agreement with the ANS Parties in advance of the Company’s planned Annual Meeting. The Settlement Agreement terminates the proxy solicitation efforts of the ANS Parties on mutually agreeable terms and gains the full support of the ANS Parties as the Company moves forward with its strategic plans.
Under the terms of the Settlement Agreement, the ANS Parties have specifically agreed to (1) irrevocably withdraw both the nomination of Mr. Meer as a director candidate and their other proposals, as well as their related advance notices previously provided to the Company’s Secretary under the Company’s Bylaws; (2) irrevocably withdraw their demand made under Delaware law to inspect certain books and records of the Company; (3) terminate all proxy solicitation efforts with respect to the Contested Election; (4) not vote or cast any votes under proxies received to date pursuant to the Contested Election; (5) promptly notify the staff of the SEC in writing of the termination of the Contested Election and the related solicitation pursuant to the ANS Proxy Statement; (6) support each of the proposals that the Company intends to present to its shareholders at the Annual Meeting; (7) vote, not later than five (5) business days before the Annual Meeting, all of the shares of Company Common Stock held by the ANS Parties in favor of these proposals in accordance with the recommendation of the Company’s Board of Directors; and (8) grant irrevocable proxies to Company management in order to effectuate these

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

votes. The Company and the ANS Parties have also granted releases of legal claims to one another under the Settlement Agreement. In exchange, the Company has agreed to reimburse the ANS Parties up to $125,000 for their legal and related expenses incurred with respect to the Contested Election.
Under the one-year standstill provision in the Settlement Agreement, the ANS Parties have agreed, without the prior consent of the Company, not to: (1) engage in any proxy solicitation activities contrary to recommendations of the Board; (2) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) for the purpose of acquiring, holding, voting or disposing of any securities of the Company; (3) acquire or agree, offer, seek or propose to acquire, or cause to be acquired, ownership (including beneficial ownership) of any of the assets or business of the Company or any rights or options to acquire any such assets or business from any person; (4) seek, propose, or make any statement with respect to, or solicit, negotiate with, or provide any information to any person with respect to, a merger, consolidate, acquisition of control or other business combination, tender or exchange offer, purchase, sale or transfer of assets or securities, dissolution, liquidation, reorganization, recapitalization, dividend, share repurchase or similar transaction involving the Company, its subsidiaries or its business, whether or not any such transaction involves a change of control of the Company; or (5) take any action, alone or in concert with any other person, advise, finance, assist or participate in or encourage any person to take any action which is prohibited to be taken by the ANS Parties pursuant to the Settlement Agreement. Notwithstanding the terms of the standstill provision, the Company has agreed that the ANS Parties and YEP, and with other third parties approved in advance by the Company, as to the business, affairs and well being of the Company, provided however that (i) any material confidential or proprietary information of the Company which may be disclosed to the ANS Parties by YEP shall be preceded by the ANS Parties’ execution of a non-disclosure and standstill agreement in a form approved by the Company, and (ii) the ANS Parties and YEP shall each retain responsibility for their own compliance with all applicable securities laws and regulations.
On April 6, 2009, the Company and the ANS Parties issued a joint press release regarding the terms of the Settlement Agreement.
ANS-YEP Purchase Agreement
YEP has advised the Company that YEP and the ANS Parties have entered into a securities purchase agreement dated April 3, 2009 (the “ANS-YEP Purchase Agreement”) by which YEP will, upon completion of YEP’s Investment Transaction with the Company, purchase 568,985 shares of the Company’s Common Stock currently owned by the ANS Parties (the “ANS Shares”) at a price of $1.15 per share. The obligation of the ANS Parties to complete the sale transaction is subject to two closing conditions: (1) YEP must have completed its purchase of shares from the Company in the Investment Transaction, and (2) the Settlement Agreement between the Company and the ANS Parties must be in full force and effect. The ANS Parties have also agreed with YEP that, for a period of six (6) months from the closing date under the ANS-YEP Purchase Agreement, they will not acquire, directly or indirectly, by purchase or otherwise, beneficial ownership of any additional securities of the Company or direct or indirect rights or options to acquire any securities of the Company.

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

The ANS-YEP Purchase Agreement may be terminated by YEP or the ANS Parties, upon written notice to the other, if the closing thereof shall not have taken place on or before June 30, 2009. In addition, the ANS Parties may terminate the ANS-YEP Purchase Agreement and the sale of all (but not less than all) of the ANS Shares to YEP on or before the elapse of ten (10) business days after YEP has furnished to the ANS Parties a copy of the Company’s Form 10-Q for the fiscal quarter ended March 31, 2009 as filed with the SEC and a supplemental memorandum of YEP providing certain information with respect to the Company to the ANS Parties.
     The Company believes that the above disclosures respond to the Staff’s comment and provide all relevant, material information concerning the Settlement Agreement and the related matters discussed above.
Corporate Governance, page 11
8.	Please revise to include the information required by Item 407(b)(1) of Regulation S-K and corresponding Item 7(d) of Schedule 14A.
     The Company has amended the disclosure in the Revised Proxy Statement to include the disclosures about Board and Committee meetings held during the fiscal year ended June 30, 2008, as required by Item 401(b)(1) of Regulation S-K and Item 7(d) of Schedule 14A, as follows:
Twenty (20) meetings of the Board of Directors, seven (7) meetings of the Audit Committee and one (1) meeting of the Compensation Committee were held during the fiscal year ended June 30, 2008. During the fiscal year ended June 30, 2008, no director attended less than 75% of the aggregate number of meetings held by the Board and the committees on which he served.
See page 12 of the Revised Proxy Statement.
9.	Please revise to state whether the compensation committee has a charter. Refer to Item 407(e)(2) of Regulation S-K and corresponding Item 7(d) of Schedule 14A.
     The Company’s Board maintains a Compensation Committee comprised of three directors, Walter McCann (Chairman), Ronald Pettirossi and Donald Basso, each of whom is an “independent director” under Nasdaq Rule 4200(a)(15). The Committee considers and recommends to the full Board for its approval all elements of cash and equity compensation for the Company’s executive officers and the directors.

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

     Currently, the Compensation Committee does not operate pursuant to a written charter. The Board intends, however, for the Compensation Committee to adopt a formal written charter in the near future. Please see the amended disclosures about the Compensation Committee, now located at page 13 of the Revised Proxy Statement (after the discussion of the Audit Committee), which provide as follows:
     Compensation Committee
The Compensation Committee is comprised of Mr. McCann (Chairman), Mr. Basso and Mr. Pettirossi. The Compensation Committee determines officer and director compensation and makes recommendations to the full Board of Directors with respect thereto. It also administers the Company’s 1998 Stock Incentive Plan. The Compensation Committee did not operate in fiscal year 2008 pursuant to a written charter, but the Committee intends to adopt a written charter in the near future, subject to approval of the full Board of Directors. When adopted, the charter will be made available on the Company’s website at www.magpet.com, under the heading “Corporate Governance”.
Proposal 6: Ratification of Appointment of Independent Public....page 46
10.	Please revise to describe the nature of the services comprising the fees disclosed under Audit-Related Fees, Tax Fees, and All Other Fees. Refer to Item 9(e)(2), (3), and (4) of Schedule 14A.
     The Company has revised its disclosures to add a description of the nature of the services provided under the “Audit-Related Fees, Tax Fees, and All Other Fees” fee categories, see pages 46-47 of the Revised Proxy Statement, which now read as follows:
Principal Accountant’s Fees and Services
During the fiscal years ended June 30, 2008 and June 30, 2007, the Company retained its current principal auditor, Deloitte & Touche LLP, to provide services in the following categories and amounts.
Audit Fees
The aggregate fees paid or to be paid to Deloitte & Touche, LLP for the review of the financial statements included in the Company’s Quarterly Reports on Form 10-Q and the audit of financial statements included in the Annual Report on Form 10-K for the fiscal years ended June 30, 2008 and June 30, 2007 were $587,857 and $419,953, respectively.

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

Audit-Related Fees
The aggregate fees paid or to be paid to Deloitte & Touche, LLP in connection with the Company’s audit-related services during the fiscal year ended June 30, 2008 and June 30, 2007 were $4,913 and $16,285, respectively. The services performed related to advice and consultation related to the design of internal controls over financial reporting at MPAL in preparation for compliance with Section 404 of the Sarbanes Oxley Act of 2002 which became applicable to the Company in fiscal 2008.
Tax Fees
The aggregate fees paid or to be paid to Deloitte & Touche, LLP for tax services related to U.K. tax planning and advice related to the Company’s Australian Taxation Office settlement for the fiscal year ended June 30, 2008 were $42,589.
Solicitation of Proxies, page 47
11.	Please state the total amount estimated to be spent and the total expenditures spent to date for the solicitation. Refer to Item 4(b)(4) of Schedule 14A. Please note that you may exclude the costs represented by the amount normally expended for an election of directors in the absence of a contest. Refer to Instruction 1 to Item 4 of Schedule 14A.
     As noted above, because of the Settlement Agreement, there is no longer a “solicitation in opposition.” Accordingly, the disclosures required by Item 4(b)(4) of Schedule 14A are not required because the Company’s solicitation is no longer subject to Rule 14a-12(c).
12.	We note that certain employees may solicit proxies. Please describe the class or classes of employees to be employed. Refer to Item 4(b)(2) of Schedule 14A.
     As noted above, because of the Settlement Agreement, there is no longer a “solicitation in opposition.” Accordingly, the disclosures required by Item 4(b)(2) of Schedule 14A are not required because the Company’s proxy solicitation is no longer subject to Rule 14a-12(c).

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

13.	Please describe any contract or arrangement with Corporate Election Services, or advise us. Refer to Item 4(b)(3) of Schedule 14A.
     Prior to the execution of the Settlement Agreement, the Company has retained Corporate Election Services of Pittsburg, PA (“CES”) to serve as the Inspector of Elections for the 2008 Annual Meeting and to provide specified telephone and Internet voting, mailing, handling, tabulation and document hosting services. The fees payable to CES by the Company are $3,000, plus per item charges for each registered or beneficial shareholder vote, per document charges for the hosting services and reimbursement of CES’ mailing costs and expenses.
     Appropriate disclosure regarding Corporate Election Services has been added to the Revised Proxy Statement, see page 48. This disclosure has been added pursuant to Item 4(a)(3) of Schedule 14A, not Item 4(b)(3) of Schedule 14A, because the Company’s solicitation is no longer subject to Rule 14a-12(c).
Form of Proxy
14.	Please revise to indicate in bold-face type that the proxy is being solicited by the board. Refer to Rule 14a-4(a)(1). Please also disclose whether any matter is conditioned on the approval of other matters. Refer to Rule 14a-4(a)(3).
     The first page of the Company’s form of proxy card (as filed on February 11, 2009) stated, in capitalized and underlined letters that “THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.” This statement has been retained, and marked in “bold” formatting, at your request. The Company has also added this identical statement to the reverse side of the proxy card.
     As disclosed in the February 11, 2009 proxy materials and on pages 38-39 of the Revised Proxy Statement, the obligation of YEP, pursuant to the YEP Purchase Agreement to purchase 8,695,652 shares of the Company’s Common Stock is subject to satisfaction of stated closing conditions; including: 1) shareholder approval of the issuance of these shares to YEP, which has been included and identified in the Proxy Statement and on the proxy card as Proposal No. 4; and 2) shareholder approval of the repeal of the Company’s per capita voting provisions of Article 12th of its Restated Certificate of Incorporation (the “Restated Certificate”), which has been included and identified in the Proxy Statement and on the proxy card as Proposal No. 2.
     Because of these provisions in the Purchase Agreement, these Proposals might be viewed as being “related.” Although the repeal of the per capita voting provisions of Article 12th is a closing condition to YEP’s obligation to complete the purchase transactions, YEP retains the right under the YEP Purchase Agreement to waive this

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

condition, and close the purchase transaction. If the repeal of Article 12th is not approved by shareholders, but YEP elects to waive this condition to closing, the Company intends to complete the agreed-upon sale of Common Stock to YEP.
     For these reasons, the disclosure of these closing conditions has been retained in the Revised Proxy Statement, as part of the discussion of the YEP Investment Transaction (Proposal 4). However, the Company believes that none of the Company’s proposals described in the Revised Proxy Statement and set forth on the proxy card are “conditioned on” (as that term is used in Rule 14a-3(a)(3)) the approval of any of the other matters being submitted for shareholder approval. For example, if the Company’s shareholders do not vote to approve the issuance of the shares to YEP under the Purchase Agreement (and the YEP transaction is not completed), but do vote to repeal the per capita voting provisions of Article 12th of the Restated Certificate, the Company still intends to implement the repeal of this Certificate provision, effective as of December 31, 2009, because the Board believes that such repeal will improve the Company’s corporate governance.
     Therefore, although the Company believes that none of the Proposals are “conditioned upon” each other within the meaning of Rule 14a-3(a)(3), we have – based on our review of the “unbundling” guidance of the SEC Staff2 – added the following disclosure to the bottom of the front side of the proxy card:
Note: The obligation of the Investor, pursuant to the February 9, 2009 securities purchase agreement with us, to purchase 8,695,652 shares of our Common Stock (see Proposal 4) is subject to shareholder approval of the repeal of the per capita voting provisions of Article 12th of our Restated Certificate of Incorporation (see Proposal 2).
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In responding to your comments and as you have requested, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;
•	comments of the Staff or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action in response to the filing; and
•	the Company will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

[2]	See Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations: Fifth Supplement (September 2004).

Peggy Kim, Esq.
U.S. Securities and Exchange Commission
April 8, 2009

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     Because of the deadlines included in the YEP Purchase Agreement, and the ongoing delay of the Company’s 2008 Annual Meeting since December 2007, it is vital that the Company prepare and distribute its definitive proxy materials as soon as possible. Accordingly, we would appreciate your prompt review of this letter and the Revised Proxy Statement. We intend to contact you by April 10, 2009 to confirm that the Staff will not object if the Company promptly finalizes its Proxy Statement and commences the mailing of the definitive proxy materials for the Company’s 2008 Annual Meeting.
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     Once again, thank you for your comments. If you have any questions, please feel free to call me at 860-293-2006 or Edward B. Whittemore or Murtha Cullina LLP, legal counsel to the Company, at (860) 240-6075.
Sincerely,
/s/ Daniel J. Samela
Daniel J. Samela
Chief Financial Officer
Magellan Petroleum Corporation

cc:	William H. Hastings Walter McCann Edward B. Whittemore